Iomai Corporation
20 Firstfield Road, Suite 250
Gaithersburg, MD 20878
December 6, 2006
VIA EDGAR AND OVERNIGHT DELIVERY
Mr. Gregory S. Belliston, Esq.
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Registration Statement (the “Registration Statement”) on Form S-1/A (File No. 333- 138768) of Iomai Corporation (the “Company”)
Dear Mr. Gregory Belliston,
          In connection with the above-referenced filing, Iomai Corporation (the “Company”) hereby acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings, (ii) the action of the Commission or the staff pursuant to delegated authority, in declaring the filings effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filings, and (iii) the Company may not assert the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          The Company requests effectiveness on December 8, 2006, or as soon thereafter as practicable.
          Please call Russell P. Wilson of the Company, at (301) 556-4537 as soon as the above-referenced filing has become effective.
Very truly yours,
IOMAI CORPORATION

By:	/s/ Stanley C. Erck

Name: Stanley C. Erck
Title: President, Chief Executive Officer